

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4546

September 7, 2012

Mr. Ryan A. Murr
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111-4006

Re:     Apricus Biosciences, Inc.
        File No. 0-22245

Dear Mr. Murr:

       In your letter dated August 30, 2012, you revise the relief you requested on behalf of Apricus Biosciences, Inc. in your August 8, 2012 letter, to which we responded on August 14, 2012.  After considering Apricus's revised proposal in the context of Apricus's unique facts and circumstances, we will not object that the inclusion of Finesco's audited financial statements for the periods described on page 3 of your August 30, 2012 represents substantial compliance with the requirements of Rule 3-05 of Regulation S-X provided such financial statements comply with IFRS as issued by the IASB and are audited in accordance with either PCAOB standards or U.S. Generally Accepted Auditing Standards.

       The position described above is based solely on the information included in your letters.  New or different facts could warrant a different conclusion.  If you have any question concerning this letter, please call me at 202.551.3516.

                                          Sincerely,


                                          Todd E. Hardiman
                                          Associate Chief Accountant